UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Navios Maritime Midstream Partners L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

Y62134104

(CUSIP Number)

Vasiliki Papaefthymiou

Secretary

Navios Maritime Acquisition Corporation

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(011) + (377) 9798-2140

With a copy to:

Todd E. Mason

Thompson Hine LLP

335 Madison Avenue

12th Floor

New York, New York 10017-4611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Navios Maritime Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of The Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,585,384 Common Units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,585,384 Common Units*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,585,384 Common Units*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%**
14	TYPE OF REPORTING PERSON CO

*

The 10,585,384 common units of Navios Maritime Midstream Partners L.P. (the “Issuer”) held by Navios Maritime Acquisition Corporation (the “Reporting Person”) includes 9,342,692 common units received upon the conversion of subordinated units (as described herein). The Reporting Person also owns 1,592,920 subordinated series A units which will automatically convert into 1,592,920 common units on the earlier of (i) June 18, 2018, or (ii) the Liquidation Date, as defined in the Partnership Agreement. In addition, the Reporting Person owns 100.0% of Navios Maritime Midstream Partners GP LLC, the general partner of the Issuer (the “General Partner”). The General Partner has a general partner interest of approximately 2.0% in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. The Reporting Person is the indirect beneficial owner of the General Partner’s interest in the Issuer and its incentive distribution rights.

**	Based on 19,354,498 common units outstanding as of November 16, 2017, which does not include the general partnership units and the subordinated series A units of the Issuer.

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 1 (“Amendment No. 1”), all other provisions of the Schedule 13D filed by the Reporting Person on March 10, 2015 (the “Original Schedule 13D”) remain in full force and effect. The Original Schedule 13D together with this Amendments is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment No. 1 amends and restates Item 3 of the Schedule 13D as set forth below:

On November 18, 2014, the Issuer issued 1,242,692 common units (the “Common Units”) to the Reporting Person, 9,342,692 subordinated units (the “Subordinated Units”) to the Reporting Person and general partner units as partial consideration for all of the outstanding shares of capital stock of four of the Reporting Person’s vessel-owning subsidiaries: Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Saowalak Limited and Shinyo Kieran Limited which are the respective owners of the vessels Shinyo Ocean, Shinyo Kannika, Shinyo Saowalak and Shinyo Kieran.

On November 16, 2017, in accordance with the terms of the Partnership Agreement discussed in Item 6 below, all of the 9,342,692 Subordinated Units owned of record by the Reporting Person converted into Common Units on a one-for-one basis. Subsequent to their conversion into Common Units, these units have the same distribution rights as all other Common Units.

Item 4. Purpose of Transaction

The Reporting Person acquired the Issuer’s securities as part of the transactions described in Item 3 above.

As of the date of this Amendment No. 1, the Reporting Person has no plans or proposals which relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of the Schedule 13D (except as disclosed herein and except that the Reporting Person or its affiliates may, from time to time or at any time, subject to market conditions and other factors, acquire additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers).

Pursuant to the Limited Liability Company Agreement of the General Partner, the management of the General Partner is vested exclusively in its members. The Reporting Person, as the sole member of the General Partner, has the right to appoint and elect all the officers of the General Partner. Pursuant to the terms of the Third Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”), the General Partner controls the appointment of three of the seven members of the Issuer’s board of directors. Therefore, through the right to manage the General Partner, the Reporting Person has the ability to influence the management, policies and control of the Issuer.

The General Partner may not be removed from its position as General Partner of the Issuer unless 66-2/3% of the outstanding units, voting together as a single class, including units held by the General Partner and its affiliates vote to approve such removal. Consequently, the ownership of more than 33-1/3% of the outstanding units by the General Partner and its affiliates would give them the ability to prevent the General Partner’s removal. As of November 17, 2017, the Reporting Person owns a 100.0% interest in the General Partner, 54.7% of the outstanding limited partner interest of the Issuer and a general partner interest of approximately 2.0% through its ownership of the General Partner. Because the Reporting Person controls more than 33-1/3% of the outstanding units of the Issuer, it can prevent the removal of the General Partner.

Moreover, although the unitholders of the Issuer have the same voting rights, should at any time, any person or group, other than the Issuer’s General Partner, its affiliates, their transferees, or persons who acquired such units with the prior approval of the Issuer’s board of directors, own beneficially more than 4.9% or more of any class of units then outstanding, any such units owned by such person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to the Issuer’s board of directors, determining the presence of a quorum or for other similar purposes unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all the classes of units entitled to vote. Thus, given the Reporting Person’s aforementioned interest in the Issuer, including its interest through the General Partner, the Reporting Person has the ability to control the outcome of unitholder votes on certain matters.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s Interim Report on Form 6-K, filed with the Commission on June 25, 2015, which is incorporated by reference in its entirety in this Item 4.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 10,585,384 Common Units, representing 54.7% of the outstanding Common Units in the Issuer. In addition, the Reporting Person beneficially owns 427,499 General Partner Units through its ownership of the General Partner. Thus, as of November 16, 2017, the Reporting Person owns 59.0% of the outstanding partnership interests in the Issuer, which includes the general partner interest of approximately 2.0% through its ownership of the General Partner and the ownership of all of the 1,592,920 subordinated series A units. The 1,592,920 subordinated series A units will automatically convert into 1,592,920 common units on the earlier of (i) June 18, 2018, or (ii) the Liquidation Date, as defined in the Partnership Agreement.

(b)	The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Common Units owned by the Reporting Person.

(c)	Except as described herein, the Reporting Person has not effected any transactions in the Common Units during the past sixty days.

(c)	Except for any cash distributions effected as described in Item 6 below, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Omnibus Agreement

Under the terms of an Omnibus Agreement entered into at the closing of the IPO (the “Omnibus Agreement”), among the Issuer, the Reporting Person, the General Partner, the Issuer’s operating subsidiary, Navios Maritime Holdings Inc. and Navios Maritime Partners L.P., among other things:

•	the Reporting Person agreed, and undertook to cause its controlled affiliates (other than the Issuer, the Issuer’s subsidiaries and the General Partner) to agree, among other things, not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years other than pursuant to certain exceptions enumerated in the Omnibus Agreement. The Issuer agreed, and undertook to cause its subsidiaries to agree to only acquire, own, operate or charter only VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers with charters of five or more years unless certain exceptions enumerated in the Omnibus Agreement apply.

•	The Reporting Person granted, and undertook to cause its subsidiaries to grant to the Issuer a right of first offer on any proposed sale, transfer or other disposition of any VLCC, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker under charter for five or more years it might own, and the Issuer agreed, and undertook to cause its subsidiaries to agree, to grant a similar right of first offer on any proposed sale, transfer or other disposition of any VLCC, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker and related charters or any Non-Restricted Vessels (as defined in the Omnibus Agreement) and related charters owned or acquired by it.

•	The Reporting Person undertook to indemnify the Issuer for a period of five years against certain environmental and toxic tort liabilities to the extent arising prior to November 18, 2014. There is an aggregate cap of $5.0 million on the indemnity coverage provided by the Reporting Person for such environmental and toxic tort liabilities. Also, there is a deductible of $500,000 from such indemnity coverage of the Reporting Person.

•	Also, the Reporting Person agreed to indemnify the Issuer for liabilities related to:

•	Certain defects in title to the assets contributed to the Issuer and any failure to obtain, prior to the closing of the IPO, certain consents and permits necessary to conduct the Issuer’s business, if such liabilities arise within three years after the closing of the IPO; and

•	Certain income tax liabilities attributable to the operation of the assets contributed to the Issuer prior to the time they were contributed.

Third Amended and Restated Agreement of Limited Partnership of the Issuer

Cash Distributions

Pursuant to the terms of the Partnership Agreement, the Issuer agreed to make minimum quarterly distributions of $0.4125 per Common Unit to the extent the Issuer has sufficient cash from its operations after the establishment of cash reserves and payment of fees and expenses. Also, the Issuer contemplated paying any cash distributions that would be made each quarter to its unitholders in the following manner:

•	first, 98.0% to the holders of Common Units and 2.0% to the General Partner, until each Common Unit has received a minimum quarterly distribution of $0.4125 plus any arrearages from prior quarters; and

•	second, 98.0% to all unitholders, pro rata, and 2.0% to the General Partner, until each unit has received a distribution of $0.4744.; and

•	third, 98.0% to all unitholders, pro rata, and 2.0% to the General Partner, until each unit has received a distribution of $0.4744.

If cash distributions per unit exceeded $0.4744 in any quarter, the General Partner would receive increasing percentages, up to a maximum of 50.0% (including its 2.0% general partner interest) of the cash distributed in excess of that amount. These distributions are referred to as “incentive distributions.”

Conversion of Subordinated Series A Units

The Third Amended and Restated Agreement of Limited Partnership designates a new series of subordinated units – the Subordinated Series A Units. All of the outstanding Subordinated Series A Units will automatically convert into Common Units on a one-for-one basis on the earlier of (a) June 18, 2018, or (b) the Liquidation Date (as defined in the Partnership Agreement).

Call Right

Pursuant to the terms of the Partnership Agreement, if, at any time, the General Partner and its affiliates, including the Reporting Company, own more than 80.0% of the Common Units then outstanding, the General Partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining Common Units at a price equal to the greater of (1) the average of the daily closing prices of the Common Units over the consecutive twenty trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest price paid by the General Partner or any of its affiliates for Common Units during the ninety-day period preceding the date such notice is first mailed.

Limited Liability Company Agreement of the General Partner

Under the Limited Liability Company Agreement of the General Partner, the Reporting Person has the right to exercise the management of the General Partner and appoint and elect its officers.

To the best of the Reporting Party’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

A.	Third Amended and Restated Agreement of Limited Partnership of Navios Maritime Midstream Partners L.P. (filed as Exhibit 3.1 to the Issuer’s Interim Report on Form 6-K, filed with the Commission on June 25, 2015, and incorporated herein by reference).

B.	Omnibus Agreement (filed as Exhibit 10.2 to the Issuer’s Registration Statement on Form F-1 (File No. 333-199235), filed October 27, 2014, and incorporated herein by reference).

C.	Limited Liability Company Agreement of Navios Maritime Midstream Partners GP LLC (filed as Exhibit 3.4 to the Issuer’s Registration Statement on Form F-1 (File No. 333-199235), filed October 27, 2014, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Navios Maritime Acquisition Corporation

Date: December 1, 2017	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

SCHEDULE A

Directors and Executive Officers of the Reporting Person

Schedule A to the Original Schedule 13D, and any amendments thereto remain in full force and effect except that John Koilalous shall be deleted and the following individuals shall be included and their information updated as follows:

Name and Position	Principal Occupation or Employment and Principal Business Address	Citizenship
Angeliki Frangou Chairman, Chief Executive Officer and Director	Navios Maritime Acquisition Corporation 7 Avenue de Grande Bretagne, Office 11B2 Monte Carlo, MC, 98000 Monaco	Greece

Ted C. Petrone Director	Navios Maritime Acquisition Corporation 7 Avenue de Grande Bretagne, Office 11B2 Monte Carlo, MC, 98000 Monaco	United States

Leonidas Korres Chief Financial Officer	Navios Maritime Acquisition Corporation 7 Avenue de Grande Bretagne, Office 11B2 Monte Carlo, MC, 98000 Monaco	Greece

Vasiliki Papaefthymiou Secretary	Navios Maritime Acquisition Corporation 7 Avenue de Grande Bretagne, Office 11B2 Monte Carlo, MC, 98000 Monaco	Greece

Anna Kalathakis Director, Senior Vice President — Legal Risk Management	Navios Maritime Acquisition Corporation 7 Avenue de Grande Bretagne, Office 11B2 Monte Carlo, MC, 98000 Monaco	Greece

George Galatis Director	21st km National Road Athens-Lamia Kryoneri, 14568 Greece	Greece

Eleni Warren Director	Navios Maritime Acquisition Corporation 7 Avenue de Grande Bretagne, Office 11B2 Monte Carlo, MC, 98000 Monaco	Greece

Brigitte Noury Director	Navios Maritime Acquisition Corporation 7 Avenue de Grande Bretagne, Office 11B2 Monte Carlo, MC, 98000 Monaco	France

Nikolaos Veraros, CFA Director	Skouze 10 Piraeus 18536 Greece	Greece